United States securities and exchange commission logo





                               June 6, 2023

       Murray Galbraith
       Chief Executive Officer
       YouneeqAI Technical Services, Inc.
       2700 Youngfield St., Suite 100
       Lakewood, CO 80215

                                                        Re: YouneeqAI Technical
Services, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 10, 2023
                                                            File No. 333-271798

       Dear Murray Galbraith:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover page

   1. We note that your common stock is quoted on the OTC Pink market and that your selling stockholders "may sell
their securities at market prices or at any price in privately negotiated
transactions." Please note that the OTC Pink market is not an established public
                                                        trading market into
which a selling stockholder may offer and sell shares at other than a fixed price.
Accordingly, please revise your disclosure throughout to disclose a fixed price at which the selling
stockholders will offer and sell shares until your shares are listed on a national securities
exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may
be sold at prevailing market prices. Refer to Item 501(b)(3) of
                                                        Regulation S-K.
 Murray Galbraith
FirstName
YouneeqAILastNameMurray     Galbraith
            Technical Services, Inc.
Comapany
June 6, 2023NameYouneeqAI Technical Services, Inc.
June 6,
Page 2 2023 Page 2
FirstName LastName
2. Please revise to disclose the aggregate voting power held by Murray Galbraith, your Chief
         Executive Officer, taking into account both the common stock and series A convertible preferred stock held.
Prospectus Summary
Our Company, page 2

3. Please revise to prominently disclose that your business will rely entirely on your License
         Agreement with Digital Cavalier Technology Services, Inc., and the nature of the relationship between Digital Cavalier Technology Services and the company. In addition, clarify whether the License Agreement was negotiated at arm's length, and to the extent it was not, clarify that the terms of the License Agreement may not be as favorable
         to you as if it had been negotiated at arm   s length with an
unaffiliated third party.
Risk Factors, page 5

4. We note that Article XII of your bylaws identifies the Eighth Judicial District Court of
         Clark County, Nevada as the exclusive forum for certain litigation, including any
            derivative action.    Please disclose whether this provision
applies to actions arising under
         the Securities Act or Exchange Act and, if so, include related risk factor disclosure. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please ensure that the exclusive forum provision in your bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
5.       We note the following language in Exhibit 10.2    [f]urther, should
the contemplated
         merger of YOUNEEQ and AMHV not conclude by February 8th, 2023, then AMHV will have the right to convert all License Fees paid to YOUNEEQ into equity in YOUNEEQ at
         CDN$0.10 per share at the first anniversary of this Agreement and Youneeq shall forfeit
         and resign all Board seats.    Please provide the status of the merger
and whether AMHV
         has converted the license fees into equity and update the risk factors and MD&A sections accordingly. Please file the copy of the merger agreement as an exhibit.
Our success and ability to grow our business depend on retaining and expanding our customer base..., page 7

6.       We note multiple references to "existing customers." We further note that you
         have reported zero revenues in the past two years. Please revise to clarify whether you
 Murray Galbraith
FirstName
YouneeqAILastNameMurray     Galbraith
            Technical Services, Inc.
Comapany
June 6, 2023NameYouneeqAI Technical Services, Inc.
June 6,
Page 3 2023 Page 3
FirstName LastName
         have any existing customers and disclose the material terms of any agreements with those customers.
AI Based Technology Overview, page 32

7. The business description's focus on the software gives the impression that the company developed the software. Please revise the description of business to explicitly state that Digital Cavalier Technologies created and still owns the AI product and that
         YouneeqAI licenses the product. In addition, include a discussion regarding whether
         Digital Cavalier Technologies or YouneeqAI is responsible for developing new functionalities and conducting ongoing maintenance of the software. Finally discuss the implications of such ownership for your business both here and in the risk factor disclosures and as appropriate elsewhere in the registration statement.
8. We note your disclosure that "YouneeqAI is a cookieless artificial intelligence (AI) based ecommerce product customization and recommendation platform that automatically improves the customer experience without the need for CRM data, complex journeys, or even cookies" and that YouneeqAI provides ecommerce personalization
and
         recommendations for Shopify and other platforms. Please revise to provide a more complete discussion regarding how YouneeqAI operates, including the source of data used for personalizing recommendations without CRM data or cookies. In addition, clarify whether YouneeqAI is reliant on any third-party API's or data providers such as
         Shopify or other ecommerce platforms.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
41

9. You disclose that once you secure financing, management believes you will be able to quickly implement your sales and marketing plan and commence sales of the software-as-
         a-service. You also state that you intend to secure financing for your operations by the third quarter of 2023 and begin implementing your plans. Please revise to explain the basis for your belief that you will be able to quickly implement your plan once financing is secured, including but not limited to, the readiness of the SaaS offering for commercialization, whether Digital Cavalier Technologies has previously and/or currently generates revenues from the SaaS offering, and whether you have any agreements with potential customers. Also, given your current lack of funding commitments, explain the basis for your assertion that you intend to secure financing by the third quarter of
         2023. Include an explanation as to why sufficient financing has not been obtained since signing the Licensing Agreement in February 2022 and what conditions or circumstances have changed or are expected to change such that you that you anticipate being able to obtain such funding. Finally, please disclose that you currently have no commitments for financing, quantify the amount of funding required to implement the budgeted plan of operations disclosed, and the impact on your plans if you do not obtain such funding or are unable to fully fund your plans as disclosed. Refer to Item 303(a) of Regulation S-K.
 Murray Galbraith
FirstName
YouneeqAILastNameMurray     Galbraith
            Technical Services, Inc.
Comapany
June 6, 2023NameYouneeqAI Technical Services, Inc.
June 6,
Page 4 2023 Page 4
FirstName LastName
Liquidity and Capital Resources, page 42

10. You state that in order for you to continue as a going concern, you "may" need to obtain additional debt or equity financing and that there can be no assurance that you will be able to secure additional debt or equity financing. In light of your current cash balance and significant cash obligations, coupled with the fact that you have no funding commitments and will not receive any proceeds from this offering, please revise to describe
         management   s specific plans to obtain additional financing,
including the amount of
         minimum funding necessary to meet your operating needs for at least the next 12 months.
         In addition, discuss the timing and dollar amount of your current obligations including the scheduled monthly payments as required by the License Agreement. Finally, quantify the amount of time that your current cash balance can support operations. Refer to Item
         303(b)(1) of Regulation S-K.
11. We note your disclosure on page F-12 regarding the Paycheck Protection Program loan for $199,920. Please revise to discuss the status of the note payable, including whether you met the requirements for the loan to be converted into a "grant" pursuant to Section
         1106(i) of the Cares Act.
Conflicts of interest - Corporate Opportunities, page 46

12. We note that Mr. Galbraith and Mr. Romano are the CEO and an advisor to Digital
         Cavalier Technology Services Inc. respectively. We further note your disclosure that your board of directors "adopted a policy that the company will not do business with any entity in which any officer or director serves as an officer or director or in which they or their family members own or hold a controlling ownership interest." Please revise to reconcile your disclosures or advise.
Executive and Directors Compensation, page 48

13. Please revise the summary compensation table, as appropriate, to include any stock based compensation furnished to your officers and directors, including any stock issued as compensation by a third party. Refer to Item 402(m)(1) of Regulation S-K. To the extent the stock based compensation is included in the summary compensation table, include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements or footnotes to the financial statements, if any, or discussion in the Management's Discussion and Analysis. See
         Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Finally, clarify how his compensation will be allocated between the companies moving forward.
Security ownership of certain beneficial owners and management..., page 50

14. Please revise your beneficial ownership table to include a column that clearly reflects the aggregate voting power held by each person or entity listed. For example, we note that through Digital Cavalier Technologies, Mr. Galbraith has dispositive voting control over
 Murray Galbraith
FirstName
YouneeqAILastNameMurray     Galbraith
            Technical Services, Inc.
Comapany
June 6, 2023NameYouneeqAI Technical Services, Inc.
June 6,
Page 5 2023 Page 5
FirstName LastName
         30,000,000 shares, and there are 52,609,106 shares outstanding, representing approximately 57% control of the company.
Consolidated Financial Statements
Note 4. Going Concern, page F-10

15. You disclose that actions presently being taken to further implement the business plan and generate additional revenue provide you the opportunity to continue as a going concern, however, additional funding will be required to maintain your operations. Elsewhere you disclose that you currently have no arrangements in place for additional financing and that you believe cash is sufficient to conduct limited operations for one month. Please revise to clarify whether management has determined that substantial doubt exists about the company's ability to continue as a going concern within one year of the date that the financial statements were issued. If so, clearly indicate as such and revise to
         describe management   s specific actions and plans that are intended
to mitigate the
         conditions or events that raise substantial doubt about your ability to continue as a going concern and enable the company to remain viable for at least the 12 months following the date of the financial statements. Refer to ASC 205-40-50-13.
Recent Sales of Unregistered Securities, page II-2

16. Please revise to furnish the complete disclosure required by Item 701 of Regulation S-K.
         In this regard, provide the date of each sale, name the person or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.
General

17. We note your disclosure on page 19 that the Company has no full-time employees and its officers are independent consultants who devote up to 50 hours per week to company business. This seems to contradict with disclosure on page 44 that shows Murray
         Galbraith, CEO, as a full-time employee. Please disclose how the CEO splits his time between two companies (Digital Cavalier and YouneeqAI) and reconcile
the    directors
         and executive officers    section with other sections of the filing.
Such as:
                Although we currently have full-time management       on page
6;
                We have no full-time employees which may impede our ability to carry on our business. Our officers are independent consultants who devote up to 50 hours per week to Company business. The lack of full-time employees may very well prevent
              the Company   s operations from being efficient, and may impair
the business progress
              and growth, which is a risk to any investor.    On page 19;
                Other than Mr. Galbraith, the Company has no other employees. On page 45;
                We do not have employment/consultant agreements with our officers. We have month-to-month consulting arrangements with our executive
officers.    On page 50.
 Murray Galbraith
YouneeqAI Technical Services, Inc.
June 6, 2023
Page 6
18.   We note the following language in Exhibit 10.3    In the event that YAI
is successful in
      achieving the effectiveness of the S-1 Registration Statement for its common shares in which DCTS is able to register shares for resale and/or distribution, then the License
      Agreement share become non-cancellable for any reason, except the failure to
      commercialize the IP and technology within twenty-four months after the date of
      effectiveness of the S-1 Registration.    Please disclose all material
terms and conditions of
      the agreement between the two parties in the event you are successful in achieving the effectiveness of the Form S-1 and update the license clause and related transactions clause accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova, Staff Attorney, at (202) 551-7519 or Matthew Derby, Legal Branch Chief, at
(202) 551-3334 with any other questions.



                                                            Sincerely,
FirstName LastNameMurray Galbraith
                                                            Division of
Corporation Finance
Comapany NameYouneeqAI Technical Services, Inc.
                                                            Office of
Technology
June 6, 2023 Page 6
cc:       Christen Lambert
FirstName LastName